Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited, you should at once pass this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2020 TO 2022

AND

NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 21 November 2019 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 71 to 72 of this circular. A form of proxy for use at the extraordinary general meeting is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com). Whether or not you intend to attend such meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time fixed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

6 November 2019

CONTENTS

Page

DEFINITIONS		1
LETTER FROM THE BOARD		5
1.	INTRODUCTION	5
2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2020 TO 2022	6
3.	GENERAL	36
4.	EGM	36
5.	RECOMMENDATION OF THE BOARD	36
6.	RECOMMENDATIONS OF THE INDEPENDENT FINANCIAL ADVISER AND THE INDEPENDENT BOARD COMMITTEE	37
LETTER FROM THE INDEPENDENT BOARD COMMITTEE		38
LETTER FROM THE INDEPENDENT FINANCIAL ADVISER		39
APPENDIX I – GENERAL INFORMATION		67
NOTICE OF EXTRAORDINARY GENERAL MEETING		71

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the meanings set out below:

“2016 Circular”	the circular issued by the Company to its Shareholders in relation to the renewal of the Continuing Connected Transactions for 2017 to 2019 dated 16 November 2016

“2016 EGM”	the extraordinary general meeting of the Company held on 1 December 2016

“Announcement”	the announcement dated 1 November 2019 made by the Company in relation to the renewal of the Continuing Connected Transactions in respect of 2020 to 2022

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”	China National Offshore Oil Corporation (中國海洋石油集團有限公司), the controlling Shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the Latest Practicable Date

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling Shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the Latest Practicable Date

“CNOOC EnerTech”	CNOOC Energy Technology &Services Limited (中 海油能源發展股份有限公司), a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability, whose Shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

DEFINITIONS

“Comprehensive Framework Agreement”	the comprehensive framework agreement dated 1 November 2019 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”

the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this circular

“CUCBM”	China United Coalbed Mehane Corporation Limited (中聯煤層氣有限責任公司), a limited liability company incorporated in the PRC and an indirect wholly-owned subsidiary of the Company

“Director(s)”	director(s) of the Company

“Extraordinary General Meeting” or “EGM”

the extraordinary general meeting of the Company to be held on 21 November 2019 at 3:00 p.m. to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof

“EGM Notice”	the notice of the EGM dated 6 November 2019 convening the EGM as set out on pages 71 to 72 of this circular

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Independent Board Committee”

an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Qiu Zhi Zhong, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the chairman

DEFINITIONS

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates

“JLL”	Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent property valuer

“Latest Practicable Date”	1 November 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“NDRC”	the National Development and Reform Commission of the PRC

“Non-exempt Continuing Connected Transactions”	the Continuing Connected Transactions other than those under the categories of “Provision of sales, management and ancillary services”, “FPSO vessel leases” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates” as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this circular

“OOGC”	Overseas Oil & Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the Latest Practicable Date

“Ordinary Resolution(s)”	the proposed ordinary resolution(s) as referred to in the EGM Notice

“PRC”	the People’s Republic of China

DEFINITIONS

“Proposed Cap(s)”	the proposed maximum annual aggregate value(s) for each category of the Continuing Connected Transactions of the Company in respect of 2020 to 2022 as set out in the section headed “Proposed Caps and Rationale” in this circular

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	issued shares of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Board of Directors

Executive Director

Xu Keqiang

Non-executive Director

Wang Dongjin (Vice Chairman)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Qiu Zhi Zhong

Registered office 65th Floor, Bank of China Tower 1 Garden Road Hong Kong

6 November 2019

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2020 TO 2022

AND

NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the Announcement in relation to the renewal of the Continuing Connected Transactions in respect of 2020 to 2022. The purpose of this circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM relating to the approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

LETTER FROM THE BOARD

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2020 TO 2022

Background

Reference is made to the 2016 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2017 to 2019 at the 2016 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2019 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter l4A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2020 to 31 December 2022), including disclosing information thereof in this circular and seeking the Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into the Comprehensive Framework Agreement on 1 November 2019 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years commencing from 1 January 2020, and is conditional upon the Independent Shareholders’ approval at the EGM. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company and CNOOC on 15 November 2016, as described in the 2016 Circular, with more details on pricing policies.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorised as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;

LETTER FROM THE BOARD

(d)	Provision of sales, management and ancillary services; and

(e)	FPSO vessel leases.

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and

(b)	Long-term sales of natural gas and liquefied natural gas.

The categories of “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)” and “Long-term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempt from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements (save and except the category of “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, which belongs to Continuing Connected Transactions that are fully exempt from the reporting, announcement and Independent Shareholders’ approval requirements, but the Company includes the details of this category of Continuing Connected Transactions in this circular for the purpose of completeness of information disclosure and from the perspective of good corporate governance).

Since the establishment of the Company, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services provided these services to the Group from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

LETTER FROM THE BOARD

•	seismic data collection and processing;

•	integrated exploration research services;

•	exploration well operations;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

The applicable pricing policies for transactions conducted under this category are based on market price. The Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to exploration well operations – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs and the prices quoted by CNOOC and/or its Associates. Price will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(ii)	with respect to other exploration and support services – for contracts with no comparable markets and satisfy the single source procurement conditions, the contract price is determined through arm’s length negotiation by taking reference to the information disclosed in the annual reports of at least three major overseas goods and service providers of the oil and gas industry such as Schlumberger Limited (“Schlumberger”), The Halliburton Company (“Halliburton”) and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Service providers such as Schlumberger, Halliburton and Baker Hughes have been providing the relevant professional services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by the abovementioned overseas goods and service providers for the services provided to the Group plus the historical prices multiplied by the annual movement ratio of the profit margin of the abovementioned overseas goods and service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in the annual reports of the abovementioned overseas goods and service providers, as well as taking into account specific working environment of the related projects, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances

LETTER FROM THE BOARD

when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference price with the price quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the charges for the provision of such exploration and support services payable to CNOOC and/or its Associates were approximately RMB5,912 million, RMB7,378 million and RMB4,748 million, respectively.

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operations;

•	related technical services on drilling and completion;

•	design, construction, installation and commissioning of production facilities;

•	shipping transportation;

•	provision of materials/equipment;

•	integrated research on development techniques; and

•	other related technical and supporting services.

The applicable pricing policies for the transactions conducted under this category are based on market price. The Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to drilling and completion well operations and related technical services – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs and the prices quoted by CNOOC and/or its Associates. Price will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices;

LETTER FROM THE BOARD

(ii)	with respect to design, construction, installation and commissioning of production facilities – the price is determined through arm’s length negotiation between both parties with reference to market price, taking into account specific working environment of the related projects, such as complexity of operation, different geographic features, different offshore regions, weather conditions, depth of water, etc.; and

(iii)	with respect to other oil and gas development and support services – for contracts with no comparable markets and satisfy the single source procurement conditions, the contract price is determined through arm’s length negotiation by taking reference to the information disclosed in the annual reports of at least three major overseas goods and service providers of the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Service providers such as Schlumberger, Halliburton and Baker Hughes have been providing the relevant professional services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by the abovementioned overseas goods and service providers for the services provided to the Group plus the historical prices multiplied by the annual movement ratio of the profit margin of the abovementioned overseas goods and service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in the annual reports of the abovementioned overseas goods and service providers, as well as taking into account specific working environment of the related projects, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference price with the price quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with CNOOC and/ or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB16,317 million, RMB24,043 million and RMB13,191 million, respectively.

LETTER FROM THE BOARD

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below:

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials/equipment;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	supply of water, electricity, gas and heat;

•	security and fire prevention services;

•	technical training;

•	accommodation;

LETTER FROM THE BOARD

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

The applicable pricing policies for the transactions conducted under this category are government-prescribed price or market price. If market price is applicable, the Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to the supply of water, electricity, gas and heat – the price is determined by the respective government-prescribed price for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other oil and gas production and support services – the price is determined through arm’s length negotiation between both parties with reference to market price. The market price is determined with reference to quotations from at least two comparable independent third-party market participants (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB8,894 million, RMB9,284 million and RMB4,085 million, respectively.

(d)	Provision of sales, management and ancillary services

CNOOC and/or its Associates provide sales, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	sales services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunication networks;

LETTER FROM THE BOARD

•	leases of properties;

•	property management;

•	water, electricity, gas and heat supply;

•	sewage disposal;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

In addition, as part of the administration and management services provided to the Group, CNOOC and/or its Associates has/have been leasing certain properties (including its headquarters) covering an aggregate floor area of approximately 609,972.92 square meters located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates has/have also been providing management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased properties have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time. JLL, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

The applicable pricing policies for the transactions conducted under this category are government-prescribed price or market price. If market price is applicable, the Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to the supply of water, electricity, gas and heat – the price is determined by the respective government-prescribed price for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other sales, management and ancillary services under this category – the products and services provided by CNOOC and/or its Associates under this category are substantially leases of properties. The rental is determined with reference to prevailing market rates and historical transaction amounts which were reviewed by JLL and confirmed as fair and reasonable commercial market rent. Rental will be approximately 3% more or less than the prevailing market rates. When determining such adjustments, the Company will consider the conditions of the leased properties, the location of the leased properties, the availability of properties with similar sizes in similar locations and the historical transaction amounts.

LETTER FROM THE BOARD

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the aggregate charges for the provision of sales, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB1,450 million, RMB1,373 million and RMB496 million, respectively.

(e)	FPSO vessel leases

The Group leases floating, production, storage and offloading (FPSO) vessels from CNOOC EnerTech, an Associate of CNOOC, for use in oil production operations. The term of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases six FPSO vessels from CNOOC EnerTech with a term ranging from 3 years to approximately 16.3 years. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules is set out in the paragraphs headed “View from Independent Financial Adviser” below.

The pricing policy of the FPSO vessel leases is the rental which is unanimously determined through arm’s length negotiation between the Group and CNOOC and/or its Associates which provides the FPSO vessel leases in accordance with normal commercial terms. The rental usually takes reference to FPSO vessels’ fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or the floating rent determined by multiplying the oil and gas production volume by a certain ratio (which is determined by the result of internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes). The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and costs of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessel leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available who provides FPSO vessel lease services that specifically meet the development of the oil and gas fields in domestic China.

LETTER FROM THE BOARD

Therefore, the Company is of the view that the final rentals for FPSO vessels agreed by the Group and CNOOC and/or its Associates are in the interests of the Company and the Shareholders as a whole.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,383 million, RMB1,213 million and RMB616 million, respectively.

The Company leases FPSO vessels with a term ranging from 3 years to approximately 16.3 years. From the Company’s perspective, the term of the FPSO vessel leases with a term in excess of three years is beneficial to the Company because: (i) such arrangement is in the Group’s favour as it enables the Group to constantly equip itself with FPSO vessels throughout substantially the expected term of production of its oil fields without incurring material capital risks; and (ii) it is cost-effective for the Group to have long-term leases because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

View from Independent Financial Adviser

As the term of the FPSO vessel leases exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged Somerley as the independent financial adviser to explain why the FPSO vessel leases require a longer period and to confirm that it is normal business practice for agreements of this type to be of such term.

In assessing the reasons why the term of the FPSO vessel leases requires a period longer than three years, Somerley has taken into consideration the information set out in the Announcement, and the following principal factors based on the information provided by, and discussion with, the management of the Company:

(i)	The Group has been leasing FPSO vessels from CNOOC and/or its Associates. FPSO vessels are (a) usually located next to offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil; and (b) particularly effective in remote or deepwater locations where subsea pipelines are not cost-effective because they can eliminate the need to lay expensive long-distance pipelines from the oil well to an onshore terminal. Based on the information provided by the Company, the term of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group ranges from 3 years to approximately 16.3 years; and

(ii)	a longer term of the FPSO vessel leases is beneficial to the Group as (a) such arrangement enables the Group to constantly equip itself with FPSO vessels throughout substantially the expected term of production of its oilfields without incurring material capital risks; and (b) it is cost-effective to have long-term leases because rental charges for long-term leases can usually be negotiated at a lower rate as compared with short-term leases.

LETTER FROM THE BOARD

In considering whether the term of the FPSO vessel leases is in line with normal business practice for agreements of this type, Somerley has reviewed publicly available information as at the date prior to the date of the Announcement on a best effort basis regarding the term of comparable FPSO vessel leases (the “Comparable FPSO Vessel Leases”) with nature similar to that of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group. Based on the latest annual reports published by the companies involved in the Comparable FPSO Vessel Leases, Somerley noted that the term of the Comparable FPSO Vessel Leases ranges from approximately 1.3 years to 34 years taking into account the extension options of certain Comparable FPSO Vessel Leases. The term of the FPSO vessel leases (i.e. 3 years to approximately 16.3 years) entered into between CNOOC and/or its Associates and the Group is within the range of the term of the Comparable FPSO Vessel Leases.

Based on the above considerations, Somerley is of the view that a period longer than three years is required for the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group and that the term of such leases of longer than three years is in line with normal business practice for agreements of this type.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The services that may be provided by the Group to CNOOC and/or its Associates include:

•	technical consulting;

•	technology transfer;

•	management services;

•	technical research services; and

•	other supporting services.

The applicable pricing policies for the transactions conducted under this category are determined through arm’s length negotiation between both parties with reference to market price. Market price is determined through comparison of prices with reference to quotations from at least two comparable independent third-party industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

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The Group did not enter into any transaction under this category for the two years ended 31 December 2018 and the six months ended 30 June 2019. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimise its industrial chain. In view of CNOOC’s continuous efforts in developing itself towards a world-class integrated energy company, and based on the expertise and experience of the management of the Group in the oil and gas industry who has undergone multiple economic cycles, it is reasonable for the Group to anticipate that CNOOC and/or its Associates may require the provision of certain of the technical consulting, technical transfer, management services, technical research services and other related services from the Group in the next three years.

Given the anticipated need by CNOOC and/or its Associates for the provision of services under this category as mentioned in the above paragraph, together with a steady uptrend of labour costs and the expertise and extensive experience of the engineers and technicians of the Group, the Board considers that the Proposed Caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates, are fair and reasonable.

Continuing Connected Transactions under this category are fully exempt from the reporting, announcement and Independent Shareholders’ approval requirements, but the Company includes the details of this category of Continuing Connected Transactions in this circular for the purpose of completeness of information disclosure and from the perspective of good corporate governance.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, natural gas, condensate oil and liquefied petroleum gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. Although natural gas will be sold under the long-term sales contracts as described below, the Group also sells certain volumes of natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

The applicable pricing policies for the transactions conducted under this category are based on market price, more particularly:

(i)	with respect to crude oil – the price is determined by taking reference to the Brent, Dubai, Oman and West Texas Intermediate crude oil prices, official prices of national oil companies of oil producing countries and Argus sulfur crude oil price index which are updated regularly and making adjustments of approximately 20% more or less than the abovementioned reference prices (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the quality of different types of crude oil, shipping freight rates of crude oil and the international market price of crude oil with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles; and

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(ii)	with respect to domestic natural gas and its by-products – the price of natural gas is determined through arm’s length negotiation by taking reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices of other competing gas sources in the local markets. The price of condensate oil is linked to the Brent crude oil price and the price of liquefied petroleum gas is linked to the benchmark price in the local market, and any premium or discount is determined through negotiation between the buyer and the seller with reference to the prices charged by independent suppliers in the local markets supplying products with similar quality. During the above pricing process, the Company will take into account factors such as the quality of products, supply and demand of the local markets and transportation distance, and determine the price through market research, internal analysis and proposal comparison, on arm’s length negotiation with the buyer in accordance with market principles including voluntariness, equality, fairness and good faith.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB109,518 million, RMB131,730 million and RMB62,673 million, respectively.

(b)	Long-term sales of natural gas and liquefied natural gas

The Group sells natural gas or liquefied natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. The price of natural gas is determined through negotiation by taking reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices of other competing gas sources in the local markets. During the above pricing process, the Company will take into account factors such as the quality of products and supply and demand of the local markets, and determine the price through market research, internal analysis and proposal comparison, on arm’s length negotiation between the parties in accordance with market principles including voluntariness, equality, fairness and good faith. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend

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to utilise the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into medium-to-long term sales contracts with a term of 5 to 25 years. The Group classifies sales contracts with a term of 5 years or more as medium-to-long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contracts to be determined based on the estimated reserves and production profile of the relevant gas fields.

The applicable pricing policies for the transactions conducted under this category are based on market price, more particularly:

(i)	with respect to the long-term sales of overseas liquefied natural gas – the sales price of overseas liquefied natural gas under the Company’s existing long-term sales contract of liquefied natural gas in the Asia Pacific region is calculated based on a price formula linked to the weighted average crude oil import price into Japan (i.e. the Japanese Crude Cocktail (JCC) index, a commonly used reference price index for long-term sales contracts of liquefied natural gas in the Asia Pacific region), which is then adjusted by two constants determined through arm’s length negotiation among the contractual parties and subject to a price range of approximately US$2.32 to US$2.85 per million British Thermal Units (MMBtu). Historically, the actual sales amounts of long-term sales of overseas liquefied natural gas for 2017 and 2018 accounted to less than 5% of each of the annual caps set for the category of “Long-term sales of natural gas and liquefied natural gas” for 2017 and 2018. It is expected that the annual sales amount of long-term sales of overseas liquefied natural gas for each of the three years from 2020 to 2022 would not be more than 5% of the corresponding Proposed Cap for 2020 to 2022 for the category of “Long-term sales of natural gas and liquefied natural gas”; and

(ii)	with respect to domestic natural gas – the price is determined with reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices charged by around two to three independent natural gas suppliers (depending on whether they have operations in the specific local market) in the local markets who are the other major natural gas suppliers having operations similar to that of the Company and supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distance, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas against the international oil price or other benchmark prices cannot be ascertained because the realised gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be made after the parties reach an agreement through negotiations based on good faith, reasonableness and fairness.

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It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval from the Independent Shareholders regarding the annual caps for this category of the Continuing Connected Transactions after 31 December 2022, then the individual agreements falling under this category will be terminated on that date. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules has been included in the Letter from the Independent Financial Adviser as set out on pages 39 to 66 of this circular.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB9,837 million, RMB15,316 million and RMB7,267 million, respectively.

The consideration for the Continuing Connected Transactions set out above have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

Pricing Determination

The Comprehensive Framework Agreement details specific pricing principles for the products and services to be provided under the Comprehensive Framework Agreement.

The basic pricing principle for the Continuing Connected Transactions between the Group and CNOOC and/or its Associates is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, the term of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including local, national or international market prices.

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Government-prescribed price

Government-prescribed price refers to the price in respect of certain categories of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state/coalition government or any organisation responsible for domestic ruling and foreign affairs with respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments.

Government-prescribed prices are applicable to water supply, electricity supply, gas supply and heat supply. The relevant basis for the government-prescribed prices for different types of products and services are detailed below:

(i)	Water supply – the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No. 1810), issued by the former National Planning Committee of the PRC(i) and the former Ministry of Construction of the PRC(ii) and revised by the NDRC and the former Ministry of Construction of the PRC on 29 November 2004, the urban water supply price shall be government-prescribed price, and the specific pricing authority shall be executed based on the price management catalogue.

(ii)	Electricity supply – the Electricity Law issued by the Standing Committee of the National People’s Congress of the PRC on 28 December 1995 and revised on 24 April 2015, for the on-grid power price of a power network spanning different provinces, autonomous regions, or municipalities directly under the central government, as well as in a provincial power network and an independent power network, a proposal shall be made through negotiations between the enterprises engaged in power production and/or power network operation, and shall be examined and approved by the pricing administrative department of the State Council of the PRC or an authoritative pricing administrative department. If the power produced by locally funded power production enterprises forms an independent power network within different regions of the province or is generated for local use, the price shall be under the control of the people’s governments of the provinces, autonomous regions or municipalities directly under the central government.

Notes:

(i)	The former National Planning Committee of the PRC was reorganised as the NDRC in 2003.

(ii)	The former Ministry of Construction of the PRC was reorganised as the Ministry of Housing and Urban-Rural Development of the PRC in 2008.

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(iii)	Gas supply – the Regulation on the Administration of Urban Gas (State Council Order No. 583) issued by the State Council of the PRC on 19 October 2010, which provides that the pricing bureau of the people’s governments above the county level could prescribe and adjust the selling price for pipeline gas.

(iv)	Heat supply – implement the prices for the supply of heat prescribed by the respective local governments.

Save as disclosed above, the macro government-prescribed prices are updated in accordance with the development of national economy and relevant policies to be issued from time to time. The prices prescribed by the people’s governments of the respective provinces, autonomous regions and municipalities directly under the central government are updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

Market Price

Market price refers to the price determined with reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of products or services on normal terms with comparable scale at that time. Market price will be determined in accordance with normal commercial terms through tendering, price comparison or arm’s length negotiation processes between the two parties.

With respect to the market prices for the goods and services under each of the categories under sub-paragraph (v) below, the Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison as described under the paragraph headed “Procedures regarding tendering process” below when the conditions are satisfied. If the conditions are not satisfied, the pricing principles as set out in items (A) to (F) under sub-paragraph (v) below will be adopted.

Procedures regarding tendering process

The Group invites at least two potential independent third-party suppliers/service providers (if applicable) to provide quotations (including proposals such as cost structure of products or services) in respect of the requested products and services. Following the receipt of quotations from at least two potential independent third-party suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experience of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company after arm’s length negotiation and discussion.

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If there does not exist two or more independent third parties providing such type of products or services, the price will be determined in accordance with the negotiation between the two parties of the transaction. When both parties enter into fair negotiation on pricing, consideration should be given to the reasonableness of the cost structure of the products or services. The supplier shall provide the list of costs and the Company shall compare such costs with the Company’s internal costs of producing or providing similar products or services to determine the transaction price.

Market price for each type of products and services

(i)	Crude oil – the price is determined by taking reference to the Brent, Dubai, Oman and West Texas Intermediate crude oil prices, official prices of national oil companies of oil producing countries and Argus sulfur crude oil price index which are updated regularly and making adjustments of approximately 20% more or less than the abovementioned reference prices (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the quality of different types of crude oil, shipping freight rates of crude oil and the international market price of crude oil with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles.

(ii)	Long-term sales of domestic natural gas – the price is determined with reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices charged by around two to three independent natural gas suppliers (depending on whether they have operations in the specific local market) in the local markets who are the other major natural gas suppliers having operations similar to that of the Company and supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distance, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas against the international oil price or other benchmark prices cannot be ascertained because the realised gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be made after the parties reach an agreement through negotiations based on good faith, reasonableness and fairness.

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(iii)	Domestic natural gas (other than long-term sales of domestic natural gas) and its by-products – the price of natural gas is determined through arm’s length negotiation by taking reference to the price of the relevant local provincial/ municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices of other competing gas sources in the local markets. The price of condensate oil is linked to the Brent crude oil price and the price of liquefied petroleum gas is linked to the benchmark price in the local market, and any premium or discount is determined through negotiation between the buyer and the seller with reference to the prices charged by independent suppliers in the local markets supplying products with similar quality. During the above pricing process, the Company will take into account factors such as the quality of products, supply and demand of the local markets and transportation distance, and determine the price through market research, internal analysis and proposals comparison, on arm’s length negotiation with the buyer in accordance with market principles including voluntariness, equality, fairness and good faith.

(iv)	Long-term sales of overseas liquefied natural gas – the sales price of overseas liquefied natural gas under the Company’s existing long-term sales contract of liquefied natural gas in the Asia Pacific region is calculated based on a price formula linked to the weighted average crude oil import price into Japan (i.e. the Japanese Crude Cocktail (JCC) index, a commonly used reference price index for long-term sales contracts of liquefied natural gas in the Asia Pacific region), which is then adjusted by two constants determined through arm’s length negotiation among the contractual parties and subject to a price range of approximately US$2.32 to US$2.85 per million British Thermal Units (MMBtu). Historically, the actual sales amounts of long-term sales of overseas liquefied natural gas for 2017 and 2018 accounted to less than 5% of each of the annual caps set for the category of “Long-term sales of natural gas and liquefied natural gas” for 2017 and 2018. It is expected that the annual sales amount of long-term sales of overseas liquefied natural gas for each of the three years from 2020 to 2022 would not be more than 5% of the corresponding Proposed Cap for 2020 to 2022 for the category of “Long-term sales of natural gas and liquefied natural gas”.

(v)	Provision of exploration and support services, provision of oil and gas development and support services, provision of oil and gas production and support services, provision of sales, management and ancillary services, and FPSO vessel leases:

(A)	Exploration well operations, drilling and completion well operations and related technical services – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs and the prices quoted by CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contract, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

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(B)	Design, construction, installation and commissioning of production facilities – the price is determined through arm’s length negotiation between both parties with reference to market price, taking into account specific working environment of the related projects, such as complexity of operation, different geographic features, different offshore regions, weather conditions, depth of water, etc.

(C)	Other exploration and support services and other oil and gas development and support services – for contracts with no comparable markets and satisfy the single source procurement conditions, the contract price is determined through arm’s length negotiation by taking reference to the information disclosed in the annual reports of at least three major overseas goods and service providers of the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Service providers such as Schlumberger, Halliburton and Baker Hughes have been providing the relevant professional services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by the abovementioned overseas goods and service providers for the services provided to the Group plus the historical prices multiplied by the annual movement ratio of the profit margin of the abovementioned overseas goods and service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in the annual reports of the abovementioned overseas goods and service providers, as well as taking into account specific working environment of the related projects, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference price with the price quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

(D)	Other oil and gas production and support services – the price is determined through arm’s length negotiation between both parties with reference to market price. The market price is determined with reference to quotations from at least two comparable independent third-party market participants (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

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Above items (A) to (D) are not applicable to the exploration and support services, oil and gas development and support services, and oil and gas production and support services between CUCBM, a subsidiary of the Company, and CNOOC and/or its Associates. The pricing for the aforesaid types of services is in accordance with the principle of arm’s length negotiation, with reference to the price information of the same/similar professional contracts of the adjacent blocks of PetroChina Company Limited, China Petroleum & Chemical Corporation or external cooperation projects in the unconventional oil and gas industry. The final transaction price is determined by comparing the quotations from CNOOC and/or its Associates with the aforesaid reference prices.

(E)	Sales, management and ancillary services – the products and services provided by CNOOC and/or its Associates under this category are substantially leases of properties. The rental is determined with reference to prevailing market rates and historical transaction amounts which were reviewed by JLL and confirmed as fair and reasonable commercial market rent. Rental will be approximately 3% more or less than the prevailing market rates. When determining such adjustments, the Company will consider the conditions of the leased properties, the location of the leased properties, the availability of properties with similar sizes in similar locations and the historical transaction amounts.

(F)	FPSO vessel leases – the consideration of the FPSO vessel leases is the rental which is unanimously determined through arm’s length negotiation between the Group and CNOOC and/or its Associates which provides the FPSO vessel leases in accordance with normal commercial terms. The rental usually takes reference to FPSO vessels’ fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or the floating rent determined by multiplying the oil and gas production volume by a certain ratio which is determined by the result of the internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes. The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and costs of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessel leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available which provides FPSO vessel lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the Company is of the view that the final rentals for FPSO vessels agreed by the Group and CNOOC and/its Associates are in the interests of the Company and the Shareholders as a whole.

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(vi)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates – the price is determined through arm’s length negotiation between both parties with reference to market price (namely, comparison of prices with reference to quotations from at least two comparable independent third-party industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets).

Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement

The Company has a comprehensive internal control system to ensure that the terms of the Continuing Connected Transactions are fair and reasonable, and the Continuing Connected Transactions are conducted on normal commercial terms or better and in the ordinary course of business of the Group, and in the interests of the Company and the Shareholders as a whole. Relevant internal control measures include:

•	The Group has strict internal control measures for evaluation and selection of suppliers, tendering process and contract execution. In terms of provision of products and services, during the tendering process, the Group will request CNOOC and/or its Associates to provide, along with other potential independent suppliers/service providers, quotations (including proposals) in respect of the requested products or services. Following the receipt of quotations from CNOOC and/or its Associates, and other potential independent suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experience of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the terms of the contracts.

•	The controller’s department of the Company regularly monitors the actual amounts incurred for each type of the Continuing Connected Transactions for the purpose of ensuring the relevant annual caps are not exceeded.

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•	The internal control and risk management team of the Company organises and runs internal control tests regularly to evaluate the comprehensiveness and effectiveness of the internal control measures in relation to continuing connected transactions.

•	The Board conducts annual review on the implementation of the Continuing Connected Transactions and conducts review of financial statements which include the disclosure and analysis of the implementation of the Continuing Connected Transactions every six months. The review mainly includes a review on whether the Company and the connected parties have fulfilled the Continuing Connected Transaction agreements during the relevant year or half-year and whether the actual transaction amounts incurred between the Company and the connected parties are within the annual caps approved by the Shareholders.

•	The independent non-executive Directors conduct annual review of the Continuing Connected Transactions and provide annual confirmations in the Company’s annual report on whether the Continuing Connected Transactions are conducted (i) in the Company’s ordinary course of business; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interests of the Company and the Shareholders as a whole.

•	The audit committee of the Company conducts review of the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the implementation of the Continuing Connected Transactions and opine on the Continuing Connected Transactions as disclosed in such financial statements and reports, including whether the terms of the Continuing Connected Transactions are fair and reasonable and whether the transaction amounts are within the relevant annual caps.

•	To assist the Company in complying with the applicable rules listed in Chapter 14A of the Listing Rules, the external auditors of the Company perform work in accordance with the regulations in the Hong Kong Standard on Assurance Engagements 3000 – “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to the “Practice Note 740 – Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, on the Company’s Continuing Connected Transactions and issue a letter in respect of the Continuing Connected Transactions disclosed in the Company’s annual report in accordance with the applicable accounting standards and the Listing Rules.

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Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates constitute continuing connected transactions for the Company under the Listing Rules.

CNOOC Group is the single largest supplier of the Company. The continuous and stable supply of various products and services contemplated under the Comprehensive Framework Agreement depends, to a large extent, on the performance of the CNOOC Group and the performance of transactions contemplated under the Comprehensive Framework Agreement. Nevertheless, CNOOC Group holds a dominant position in providing services in relation to the production and operation of oil, gas and petrochemical such as ancillary production services, engineering construction services, information consulting services, supply services and financial services. The above services are essential to the operations of the Group. The Company will benefit from the CNOOC Group as a secured and stable source of supply of technical services, equipment, materials, utilities, etc. through the performance of the Comprehensive Framework Agreement.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that:

(a)       it is beneficial for the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; and (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms or better, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each type of the above Continuing Connected Transactions are fair and reasonable.

In particular, it should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 38 of this circular and the Letter from the Independent Financial Adviser from pages 39 to 66 of this circular for further details.

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Proposed Caps and rationale

The Board has considered and proposed the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2020 to 31 December 2022:

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of exploration and support services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB5,912 million, RMB7,378 million and RMB4,748 million, respectively	For the year ending 31 December 2019, RMB11,590 million	For the three years ending 31 December 2022, RMB13,892 million, RMB14,811 million and RMB15,444 million, respectively	The annual Proposed Caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated investment in exploration activities; and the estimated level of exploration activities by the Group. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.
(b) Provision of oil and gas development and support services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB16,317 million, RMB24,043 million and RMB13,191 million, respectively	For the year ending 31 December 2019, RMB43,745 million	For the three years ending 31 December 2022, RMB49,083 million, RMB48,857 million and RMB58,536 million, respectively	The annual Proposed Caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; the expected increase in the level of development activities in the coming years as a result of achievements in exploration; and the number of ongoing and estimated future development projects and the stage and production schedule of such projects.The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps
(c) Provision of oil and gas production and support services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB8,894 million, RMB9,284 million and RMB4,085 million, respectively	For the year ending 31 December 2019, RMB16,877 million	For the three years ending 31 December 2022, RMB18,815 million, RMB20,651 million and RMB22,778 million, respectively	The annual Proposed Caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.
(d) Provision of sales, management and ancillary services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB1,450 million, RMB1,373 million and RMB496 million, respectively	For the year ending 31 December 2019, RMB1,970 million	For the three years ending 31 December 2022, RMB2,773 million, RMB3,004 million and RMB3,231 million, respectively	The annual Proposed Caps for the provision of sales, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the sales, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

(e) FPSO vessel leases	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB1,383 million, RMB1,213 million and RMB616 million, respectively	For the year ending 31 December 2019, RMB3,360 million	For the three years ending 31 December 2022, RMB1,663 million, RMB1,394 million and RMB1,316 million, respectively	The annual Proposed Caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group; the anticipated number of FPSO vessels to be leased to accommodate the business plan of the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management, technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2018 and the six months ended 30 June 2019	For the year ending 31 December 2019, RMB100 million	For the three years ending 31 December 2022, RMB100 million, RMB100 million and RMB100 million, respectively	The annual Proposed Caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimise its industrial chain to facilitate its development towards a world-class integrated energy company; and the steady uptrend of labour costs in the PRC. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB109,518 million, RMB131,730 million and RMB62,673 million, respectively	For the year ending 31 December 2019, RMB437,773 million	For the three years ending 31December 2022, RMB229,990 million, RMB250,736 million and RMB278,819 million, respectively	The annual Proposed Caps for the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates; the scheduled production capacity of the Group; the estimated resultant increase in the Group’s production and sales due to the expected increase in the demand for petroleum and gas products from CNOOC and/or its Associates to facilitate its/their business development plans; the forecast of Brent crude oil made by analysts which amounted to approximately US$67.7, US$67.9 and US$67.0 per barrel for 2020, 2021 and 2022, respectively; the extent of the volatility in oil prices as demonstrated in historical Brent crude oil prices in 2018; the fact that future oil prices for the coming three years cannot be accurately predicted; the need to provide flexibility for the Group to capture the business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group; and variations in oil price assumptions as compared to those adopted in estimating the existing 2019 annual caps for this category as set out in the 2016 Circular. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps
(b) Long-term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB9,837 million, RMB15,316 million and RMB7,267 million, respectively	For the year ending 31 December 2019, RMB43,649 million	For the three years ending 31December 2022, RMB28,270 million, RMB38,509 million and RMB51,642 million, respectively	The annual Proposed Caps for long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the increase in the availability of natural gas and liquefied natural gas as a result of the expected commencement of production of a number of gas fields in the coming three years; the ongoing production of existing gas fields; the expected increase of the sales value of natural gas and liquefied natural gas to be sold in the coming three years and the estimated increase in sales to CNOOC and/or its Associates by approximately 36% and 34% in 2021 and 2022 year-on-year, respectively based on (i) the discussions with CNOOC Group on their estimated demand for natural gas and liquefied natural gas products in the coming years, and (ii) the Group’s estimated quantity of natural gas and liquefied natural gas to be sold in the coming three years based on the business plan and discussions with CNOOC Group; and the sale prices of the Group’s natural gas products with reference to historical sales prices, contractual adjustment to gas prices for a particular gas field and estimated growth rate taking into account inflation and other factors. Further, in estimating the Proposed Cap for 2020, historical transaction amounts for 2017 and 2018 and their proportion to the respective annual caps for the corresponding years as set out in the 2016 Circular were also considered. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the Continuing Connected Transactions under the category of “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates” are fully exempt from the reporting, announcement and Independent Shareholders’ approval requirements, but the Company includes the details of this category of Continuing Connected Transactions in this circular for the purpose of completeness of information disclosure and from the perspective of good corporate governance. In addition, the following categories of Continuing Connected Transactions are exempt from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out under the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation to each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the Listing Rules:

•	Provision of sales, management and ancillary services by CNOOC and/or its Associates to the Group; and

•	FPSO vessel leases from CNOOC and/or its Associates to the Group.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to each category of the Non-exempt Continuing Connected Transactions is, on an annual basis, expected to be equal to or exceeding 5%. The Company will seek the Independent Shareholders’ approval at the EGM for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Caps;

2.	(i) the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms or better; and

(ii) the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

3.	GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

CNOOC Group principally engages in the provision of engineering and technical services, refining and marketing, natural gas and power generation and financial services. CNOOC is a controlling Shareholder of the Company.

4.	EGM

Approval from the Independent Shareholders will be sought at the EGM for the renewal of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). A notice convening the EGM is set out on pages 71 to 72 of this circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

CNOOC BVI is a direct wholly-owned subsidiary of OOGC and holds approximately 64.44% interest in the Company. OOGC, in turn, is a direct wholly-owned subsidiary of CNOOC. Accordingly, the interest of CNOOC BVI in the Company is recorded as the interests of OOGC and CNOOC.

In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com). Shareholders are requested to complete the form of proxy and return it to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong in accordance with the instructions printed thereon not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

5.	RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM.

LETTER FROM THE BOARD

From the perspective of good corporate governance, Mr. Wang Dongjin and Mr. Xu Keqiang abstained from voting on the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the relevant board meeting due to their positions at CNOOC.

6.	RECOMMENDATIONS OF THE INDEPENDENT FINANCIAL ADVISER AND THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

Somerley considers the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. Somerley also considers that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, Somerley recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the Letter from the Independent Financial Adviser issued by Somerley containing its recommendation in respect of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) is set out on pages 39 to 66 of this circular.

The Independent Board Committee, having taken into account the advice of Somerley, considers the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. The Independent Board Committee also considers that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the Letter from the Independent Board Committee is set out on page 38 of this circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Dongjin Vice Chairman of the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

6 November 2019

To the Independent Shareholders

Dear Sir or Madam,

We refer to the circular of the Company dated 6 November 2019 (the “Circular”) of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used herein.

We have been appointed by the Board as the Independent Board Committee to consider and advise you in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), details of which are set out in the Letter from the Board contained in the Circular. We also wish to draw your attention to the Letter from the Independent Financial Adviser as set out on pages 39 to 66 of the Circular.

Having considered the information set out in the Letter from the Board, the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the advice of the Independent Financial Adviser in relation thereto as set out on pages 39 to 66 of the Circular, we are of the view that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. We are also of the view that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps.

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from the Independent Financial Adviser, Somerley Capital Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor, China Building 29 Queen’s Road Central Hong Kong

6 November 2019

To: the Independent Board Committee and

the Independent Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2020 TO 2022

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on (1) the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), in respect of which the Independent Shareholders’ approval is being sought; and (2) the term of agreements regarding long-term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years. Details of the Non-exempt Continuing Connected Transactions, the relevant Proposed Caps and the term of agreements regarding long-term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years are set out in the “Letter from the Board” contained in the circular of the Company to the Shareholders dated 6 November 2019 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, based on the records of the Company, CNOOC indirectly owned approximately 64.44% of the issued share capital of the Company through OOGC and CNOOC BVI. CNOOC is therefore a connected person (as defined under the Listing Rules) of the Company and the transactions contemplated under the Comprehensive Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2017 and 2018, and the financial year ending 31 December 2019 were approved by the Independent Shareholders at the 2016 EGM. As the Group will continue to carry out the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates, the Company proposes to seek Independent Shareholders’ approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) which will be conducted in the coming three financial years ending 31 December 2020, 2021 and 2022.

The Independent Board Committee, comprising all four independent non-executive Directors, namely Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Qiu Zhi Zhong, has been established to make a recommendation to the Independent

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Shareholders on whether (1) the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned; (2) the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group; and (3) the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. We, Somerley Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. Furthermore, under Rule 14A.52 of the Listing Rules, we are required to explain why the agreements relating to long-term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates require a longer period, and to confirm that it is normal business practice for such contracts to be of such term.

During the past two years, there were no engagements between the Company and Somerley Capital Limited. As at the Latest Practicable Date, there were no relationships or interests between (a) Somerley Capital Limited and (b) the Group and the CNOOC Group that could reasonably be regarded as a hindrance to our independence as defined under Rule

13.84 of the Listing Rules to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions contemplated under the Comprehensive Framework Agreement and the relevant Proposed Caps as detailed in the Circular.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC or its Associates, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether (a) the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned; (b) the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group; and (c) the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole, we have taken into account the principal factors and reasons set out below:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

1.	Background to and reasons for the Non-exempt Continuing Connected Transactions

The Group is principally engaged in the exploration, development, production and sales of crude oil and natural gas.

CNOOC is the controlling Shareholder of the Company. As set out in the 2016 Circular, the continuing transactions in relation to provision of exploration, oil and gas development, oil and gas production and relevant support services, as well as sales of petroleum and natural gas/liquefied natural gas products, were carried out between the Group and CNOOC and/or its Associates prior to the reorganisation. As part of the reorganisation, CNOOC established the Company and transferred all of its then operational and commercial interests in its offshore petroleum business to the Group. CNOOC retained enterprises which are primarily engaged in, among other things, provision of exploration, development, production, marketing, management and ancillary services in respect of the oil and gas and downstream petroleum businesses.

Given the above delineation in businesses of the Group and CNOOC Group, the Group becomes a supplier of petroleum and natural gas products to CNOOC Group (i.e. the remaining business), while CNOOC Group continues to provide exploration, development, production, marketing, management and ancillary services in respect of oil and gas to the Group. We consider this is normal business practice. We note from the 2018 annual report of PetroChina Company Limited (Hong Kong stock code: 857) (“PetroChina”), a company listed on the Stock Exchange, that PetroChina sells, among other things, crude oil, natural gas, refined oil products and chemical products to its parent company, China National Petroleum Corporation (“CNPC”). At the same time, CNPC group provides, among other things, exploration technology services, downhole operation services, oilfield construction services, oil refinery construction services, and engineering and design services to PetroChina. This is also the case for China Petroleum & Chemical Corporation (Hong Kong stock code: 386) (“Sinopec”), a company listed on the Stock Exchange. As disclosed in its 2018 annual report and relevant announcement, Sinopec engages in a number of continuing connected transactions involving, among others, (i) supply of crude oil, natural gas, refined and petrochemical products and by-products by Sinopec to its parent company group; and (ii) provision of ancillary production services including well drilling, well surveying, exploration and development testing by its parent company group to Sinopec. We consider the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates are not unusual in our experience because the business of the Group was spun off from a much bigger group of CNOOC and these are also the cases for PetroChina and Sinopec which were spun off from their respective parent group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, we are advised by the executive Directors that if the Group chooses to conduct exploration, development, production and support services on its own instead of procuring such services from CNOOC and/or its Associates, it may be more costly for the Group and the Group will have to incur a substantial amount of capital costs and staff overheads which may adversely affect its financial results and increase its risk profile. We understand from the executive Directors that both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with the international market prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective associates.

The executive Directors advised us that the Group is satisfied with the services/ products provided by CNOOC and/or its Associates and vice versa. In view of the long-term and sound business relationship between the Group and CNOOC and/or its Associates, and given that the Non-exempt Continuing Connected Transactions will be conducted on normal commercial terms or better under the Comprehensive Framework Agreement, we consider that it is in the interests of the Company and the Shareholders as a whole to conduct the Non-exempt Continuing Connected Transactions to facilitate the operation and growth of the Company’s business. In light of the respective principal activities of the Group, we also consider that the Non-exempt Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group.

The existing comprehensive framework agreement will expire on 31 December 2019. The executive Directors consider that it is in the commercial interest of the Company to seek approval from the Independent Shareholders for continuing the Non-exempt Continuing Connected Transactions for the coming three financial years ending 31 December 2020, 2021 and 2022 up to the limit specified in the relevant Proposed Caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Principal terms of the Non-exempt Continuing Connected Transactions

The Comprehensive Framework Agreement sets out the major terms such as the pricing basis for the provision of the Non-exempt Continuing Connected Transactions and are substantially on the same terms as the comprehensive framework agreement entered into by the Company and CNOOC on 15 November 2016 as described in the 2016 Circular. The detailed terms as to (1) specific products and services requested by the relevant party; (2) detailed technical and other specifications which may be relevant to those products or services; and (3) the quantities and fees for the products and services will be agreed from time to time based on the major terms as set out in the Comprehensive Framework Agreement. Details of the major terms of the Comprehensive Framework Agreement are set out in the “Letter from the Board” contained in the Circular with major terms summarised as follows:

(i)	Categories of the Non-exempt Continuing Connected Transactions

Categories of the Non-exempt Continuing Connected Transactions under the Comprehensive Framework Agreement are as follows. Further details of each category are set out in the section headed “Renewal of Continuing Connected Transactions in respect of 2020 to 2022” in the “Letter from the Board” of this Circular:

Provision of services by CNOOC and/or its Associates to the Group

•	Provision of exploration and support services – such as well site survey, seismic data collection and processing and integrated exploration research services;

•	Provision of oil and gas development and support services – such as platform survey, drilling and completion well operations and related technical services on drilling and completion;

•	Provision of oil and gas production and support services – such as integrated research on production techniques, well workover, shipping transportation and oil taker transportation.

Sales of products by the Group to CNOOC and/or its Associates

•	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) – products sold by the Group include crude oil, condensate oil, liquefied petroleum gas and natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better.

•	Long-term sales of natural gas and liquefied natural gas – These sales are long-term in nature due to the reasons mentioned in the paragraph headed “Duration of agreements regarding long-term sales of natural gas and liquefied natural gas” of this letter below. The Group classifies sales contracts with duration of 5 years or more as medium-to-long term contracts for sales of natural gas and liquefied natural gas.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Pricing and payment terms

As basic pricing principle, the Non-exempt Continuing Connected Transactions will be conducted after arm’s length negotiations among parties, on normal commercial terms or better and with reference to the prevailing local market conditions (including considerations such as volume of sales, the term of contracts, volume of services, overall customer relationship and other market factors).

As set out in the paragraph headed “Price Determination” in the “Letter from the Board” of this Circular, on the basis of the basic pricing principle for the Non-exempt Continuing Connected Transactions, each type of products or services must be charged in accordance with the following pricing mechanism and in the sequential order of (a) government-prescribed price; or (b) where there is no government-prescribed price, in accordance with market prices, including local, national or international market prices.

Government-prescribed price refers to the price in respect of certain categories of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by government of the relevant countries or regions or other regulatory departments. Government-prescribed prices are applicable to water supply, electricity supply, gas supply and heat supply. Market prices are applicable to (i) provision of exploration and support services; (ii) provision of oil and gas development and support services; (iii) provision of oil and gas production and support services (other than supply of water, electricity, gas and heat); (iv) sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates; and (v) long-term sales of natural gas and liquefied natural gas. Further details with respect to the above are set out in the paragraph headed “Price Determination” in the “Letter from the Board” of this Circular.

In determining market prices for the Non-exempt Continuing Connected Transactions, the Group makes reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of products or services on normal terms with comparable scale at that time. Market price will be determined in accordance with normal commercial terms through tendering, price comparison (for example, through relevant websites which are commonly used in the industry) or arm’s length negotiation processes between the parties. Where the services to be procured is qualified for tendering and price comparison process, the Company will adopt tendering and price comparison process. As set out in the paragraph headed “Procedures regarding tendering process” in the “Letter from the Board” of this Circular, the Group invites at least two potential independent third-party suppliers/service providers (if applicable) to provide quotations (including proposals such as cost structure of products or services) in respect of the requested products and services. Following the receipt of quotations, the Group will evaluate and compare the terms of quotations and determine the winning supplier/ service provider by taking into consideration factors such as price quotations, quality of

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the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experience of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company after arm’s length negotiation and discussion. We have reviewed tender and related documents with respect to provision of services in 2019 (three transactions with one transaction from each of the exploration, development and production category) and noted that the tender process carried out by the Group is consistent with the policy as described above. If there does not exist two or more independent third parties providing the type of products or services, the price will be determined in accordance with the negotiations between the parties of the transactions. In ensuring the transaction price is in line with market price, consideration would be given to, among others, the reasonableness of the cost structure of the products or services to be provided by the supplier. The Company will assess such costs of producing or providing similar products or services with reference to market intelligence and its expertise in the industry. Should the Company consider the terms (including price) of the supplier is not commercially acceptable, the Company will re-negotiate with the supplier until a fair transaction price is reached before execution of a contract. Further details regarding the pricing basis of the Non-exempt Continuing Connected Transactions are set out in the paragraph headed “Pricing Determination” in the “Letter from the Board” of this Circular.

When determining the market price for each type of products and services, the Company makes reference to international industry information from different sources, including (i) Brent, Dubai, Oman and West Texas Intermediate crude oil prices (all are references commonly used in the industry as advised by the executive Directors and available in Bloomberg), official prices of national oil company of oil producing countries and Argus sulfur crude oil price index which are updated regularly; (ii) the Rigzone website (www.rigzone.com – one of the leading online resources for the oil and gas industry) for the provision of exploration well operations, drilling and completion well operations and related technical services; (iii) annual reports of other goods and services providers such as Schlumberger, Halliburton and Baker Hughes (three companies listed on the New York Stock Exchange providing oil and gas services) for the provision of other exploration and support services and other oil and gas development and support services; and (iv) prices charged by other independent suppliers in the local markets. This allows the Group’s pricing standard to be in line with the pricing standards used in the industry or international market. Further details with respect to determination of market price for each type of products and services are set out in the paragraph headed “Market price for each type of products and services” in the “Letter from the Board” of this Circular.

The pricing of the Non-exempt Continuing Connected Transactions will be determined by the Group considering a number of factors, including, among other things, nature of specific goods and services, complexity of operation and/or quality of products, for each type of the Non-exempt Continuing Connected Transactions with reference to the abovementioned international industry information. It is set out in the “Letter from the Board” of this Circular that prices for provision of exploration well operations, drilling and completion well operations and related technical services will

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be normally approximately 80% to 100% of the abovementioned reference prices sourced from Rigzone, and thus the prices payable by the Group to CNOOC and/or its Associates is expected to be equal to or less than the reference prices. For provision of other exploration and support services, and other oil and gas development and support services, we have discussed with and understand from the executive Directors that calculation of the reference price will be based on historical transaction prices quoted by independent third party service providers (being Schlumberger, Halliburton and Baker Hughes) for services provided to the Group plus the historical prices multiplied by annual movement ratio of the profit margin of these overseas service providers, which is calculated based on information in their annual reports, as well as taking into account specific working environment of the related projects, and (if in extreme circumstances) the movement of the oil price. Such reference prices will be compared with the price quoted by CNOOC and/or its Associates, and arm’s length negotiation will be entered into with CNOOC and/or its Associates. Pricing for these categories will normally be approximately 80% to 100% of the abovementioned reference prices and thus the prices payable by the Group to CNOOC and/or its Associates is expected to be equal to or less than the reference prices. For provision of other oil and gas production and support services, the price is determined through arm’s length negotiation between both parties with reference to market price, which is determined with reference to quotations from at least two comparable independent third-party market participants (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets. The abovementioned pricing policies are not applicable to the exploration and support services, oil and gas development and support services, and oil and gas production and support services between CUCBM and CNOOC and/or its Associates, with further details set out in the paragraph headed “Market price for each type of products and services” in the “Letter from the Board” of this Circular.

For sales of petroleum, domestic natural gas and by-products by the Group to CNOOC and/or its Associates (including long-term sales), we understand from the executive Directors that the Group will adopt the same pricing policies (including making references to benchmark prices and determining the pricing based on same set of criteria) for transactions with both CNOOC and/or its Associates and independent third party customers. As set out in the paragraph headed “Market price for each type of products and services” under the section headed “Renewal of continuing connected transactions in respect of 2020 to 2022” in the “Letter from the Board” of this Circular, the sales price of overseas liquidfied natural gas under the Company’s existing long-term sales contracts of liquefied natural gas in the Asia Pacific region is calculated based on a price formula linked to the weighted average crude oil import price into Japan (i.e. the Japanese Crude Cocktail (JCC) index), which is then adjusted by two constants determined through arm’s length negotiation among the contractual parties and subject to a price range which, as advised by the executive Directors, is determined through arm’s length negotiation in order to stabilise the sales price of overseas liquidfied natural gas in case of significant fluctuation in crude oil price, after considering, among others, the then market conditions in relation to crude oil and liquidfied natural gas. We note from public information (including information from the website of Chicago Mercantile Exchange which is listed on NASDAQ), JCC is the

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most common way to price liquefied natural gas contracts in Japan nowadays and mainly used by traders in the Asia Pacific region, Europe, Middle East and Africa. JCC data can be extracted from Bloomberg and is regarded as a commonly used reference in the industry to fix liquefied natural gas contract prices. We further understand from the management of the Company that in determining the price formula to calculate the sales price of overseas liquidfied natural gas, factors including, among others, the historical price trend of overseas liquidfied natural gas, scale of the transactions, distance and costs of delivery, and product quality will also be considered. We consider JCC is a reasonable reference to be adopted by the Company and the above-mentioned factors are reasonable aspects to be considered in determining the price of liquefied natural gas. As stated in the paragraph headed “Pricing determination” under the section headed “Renewal of continuing connected transactions in respect of 2020 to 2022” of the “Letter from the Board” of this Circular, the basic pricing principle for the Continuing Connected Transactions between the Group and CNOOC and/or its Associates is based on, among other things, normal commercial terms or better. As set out in the “Letter from the Board” of this Circular, historically, the actual sales amounts of long-term sales of overseas liquefied natural gas for 2017 and 2018 accounted for less than 5% of each of the annual caps set for the category of “Long-term sales of natural gas and liquefied natural gas” for 2017 and 2018. It is expected that the annual sales amount of long-term sales of overseas liquefied natural gas for each of the three years from 2020 to 2022 would not be more than 5% of the corresponding Proposed Caps for this category. Further details regarding price determination for each type of products and services are set out in the paragraph headed “Market price for each type of products and services” in the “Letter from the Board” of this Circular. We have reviewed two contracts of sales of petroleum by the Group to a connected person and an independent third party in 2019 and noted that the same pricing term (including benchmark price and basis for relevant adjustments) was adopted in both contracts.

In view of the above and taking into account the internal control measures of the Group as set out in the sub-section headed “Internal control measures regarding continuing connected transactions” below, we consider that the pricing of the Non-exempt Continuing Connected Transactions will be on normal commercial terms.

The consideration for the Non-exempt Continuing Connected Transactions have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

3.	Internal control measures regarding continuing connected transactions

As set out in the sub-section headed “Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement” in the “Letter from the Board” of this Circular, the controller’s department of the Company regularly monitors the actual amounts incurred for each type of the Continuing Connected Transactions for the purpose of ensuring the relevant annual caps are not exceeded, and the internal control and risk management team of the Company organises and runs internal

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control tests regularly to evaluate the comprehensiveness and effectiveness of the internal control measures in relation to continuing connected transactions. As advised by the executive Directors, if applicable, for the provision of services, the Group will request CNOOC and/or its Associates to provide, along with other potential independent suppliers/ service providers, quotations (including proposals) in respect of the requested products or services. Following the receipt of quotations from CNOOC and/or its Associates, and other potential independent suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning suppliers/service providers by taking into account factors such as price quotations, quality of the services, ability of the suppliers/ service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the contracts. Depending on the circumstances, market prices will also be obtained through, among other things, referencing to international benchmarks, tendering, price enquiry and comparison on industry websites.

In order to assess the adequacy and appropriateness of the internal control procedures above, we have discussed with the management of the Company to understand the procedures. We have also reviewed sample documents provided by the Company (including, among other things, invoices, contracts and other related documents) with respect to (i) provision of services (three transactions with one transaction from each of the exploration, development and production category with contracts valid in 2019); and (ii) sales transactions (three transactions relating to the sales of natural gas in 2019) (the “Sample Transactions”) under the Non-exempt Continuing Connected Transactions conducted with CNOOC and/or its Associates. There were no comparable independent third party transactions for comparison with the Sample Transactions. As set out above, we have selected three transactions on a sampling basis from each of (a) transactions for provision of services; and (b) sales transactions, covering all four categories of the Non-exempt Continuing Connected Transactions (i.e. (i) provision of exploration and support services; (ii) provision of oil and gas development and support services; (iii) provision of oil and gas production and support services; and (iv) sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates), we are of the view that the Sample Transactions represent a fair and representative sample to form our conclusion with respect to the Non-exempt Continuing Connected Transactions as set out below. As discussed above, for the provision of services, the Group will request quotations from CNOOC and/or its Associates and at least two independent suppliers/service providers, and after evaluation taking into account the factors as mentioned above, award the contract to the supplier/ service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. If there does not exist two or more independent service providers, the price will be determined in accordance with arm’s length negotiations between the parties. For sales of products by the Group to CNOOC and/or its Associates (e.g. natural gas), we understand from the executive Directors that market prices will be determined by making reference to the benchmark price in the market, and any premium or discount is determined through negotiations between the buyer and the seller with reference to the

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benchmark price. Based on our discussions with the management of the Company and review of documents obtained from the Company in relation to the Sample Transactions, we note that they are consistent with the pricing policies as described above.

We consider that the abovementioned internal control measures are in the interests of the Independent Shareholders as their interests are safeguarded by (a) obtaining and comparing independent third party quotations; (b) market price determination methods; and (c) the monitoring measures of the Company as detailed in the sub-section headed “Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement” in the “Letter from the Board” of this Circular.

4.	Assurance on the Non-exempt Continuing Connected Transactions by the auditors

The auditors of the Company were engaged to report on the Non-exempt Continuing Connected Transactions for the two financial years ended 31 December 2017 and 2018 (the “Past Transactions”) in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. We noted from the 2017 and 2018 annual report of the Company that the auditors confirmed that the Past Transactions (a) had received the approval of the Board; (b) were in accordance with the pricing policies for the transactions involving the provision of goods or services by the Group as stated in the Company’s financial statements; (c) were entered into in accordance with the relevant agreements governing the transactions; and (d) had not exceeded the applicable caps.

Based on the analysis above, the auditors’ assurance on the Past Transactions and the obligations of the Directors to comply with the Listing Rules to conduct the Non-exempt Continuing Connected Transactions on normal commercial terms, we consider that the Non-exempt Continuing Connected Transactions will be conducted on normal commercial terms.

5.	The Proposed Caps

The Non-exempt Continuing Connected Transactions are subject to the relevant Proposed Caps whereby for each of the three financial year ending 31 December 2020, 2021 and 2022, the value of the Non-exempt Continuing Connected Transactions will not exceed the applicable annual amounts stated in the “Letter from the Board” contained in the Circular.

In assessing the reasonableness of the relevant Proposed Caps, we have discussed with the executive Directors and management of the Company about the basis and underlying assumptions for the purpose of setting the relevant Proposed Caps.

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(i)	Provision of exploration and support services

Set out below are the approximate values of the provision of exploration and support services by CNOOC and/or its Associates to the Group for the two financial years ended 31 December 2017 and 2018 and the six months ended 30 June 2019:

	Financial year ended 31 December
	2017 RMB million	2018 RMB million	Six months ended 30 June 2019 RMB million
Aggregate value of the provision of
exploration and support services	5,912	7,378	4,748
Approximate increase as compared to the
previous year (%)		24.8%

As set out in the Company’s 2018 annual report, international oil prices fluctuated and eventually picked up, reaching the year’s record high in October 2018. As noted from the data from Bloomberg as at the date immediately prior to the Latest Practicable Date, the average Brent crude oil price increased by approximately 23.5% from approximately US$54.52 per barrel in 2017 to approximately US$67.35 per barrel in 2018, and fell slightly to approximately US$64.63 per barrel in the first half of 2019. From July 2019 to the date immediately prior to the Latest Practicable Date, the average Brent crude oil price was approximately US$60.70 per barrel. During 2018, the Brent crude oil price reached its highest at approximately US$81.58 per barrel and down to its lowest at approximately US$52.24 per barrel, representing a difference of approximately 36.0%. We further noted from Bloomberg that from 2016 to 2018, the lowest Brent crude oil price was approximately US$44.80 per barrel and the highest price reached approximately US$81.58 per barrel, representing a difference of approximately 45.1%. As noted from the Company’s 2018 annual report, the exploration capital expenditure of the Company in 2018 increased by approximately 11.4% compared to 2017. It is further set out in the Company’s 2018 annual report that 17 commercial discoveries were made and 17 successful appraisals of oil and gas structures were achieved. In offshore China, multiple high-quality mid-to-large size oil and gas fields, including Bozhong 19-6 and Bozhong 29-6, were successfully appraised. The abovementioned factors have contributed to the increase in aggregate value of the provision of exploration and support services provided by CNOOC and/or its Associates to the Group in 2018 compared to 2017. As set out in the Company’s 2019 interim report, in the first half of 2019, 16 new discoveries were made and 35 successful appraisal wells were drilled. The capital expenditure for exploration was RMB8.6 billion, representing an increase of approximately 109.8% compared to same period last year. As set out in the Company’s announcement dated 24 October 2019, for the third quarter of 2019, the Company made 3 new discoveries and drilled 19 successful appraisal wells. The Company’s capital expenditure on exploration increased by approximately 106.0% period-to-period.

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As stated in the Company’s 2019 interim report and as advised by the executive Directors, the Group will continue to focus on the exploration of mid-to-large sized oil and gas fields. As set out in the Company’s announcement dated 23 January 2019 (the “2019 Business Strategy Announcement”), the Company plans to drill 173 exploration wells and collect approximately 28,000 square kilometres 3-Dimensional (3D) seismic data. This compared to, as set out in the Company’s 2018 annual report, 156 exploration wells and approximately 13,818 square kilometres collected in 2018 respectively. Further, the Company’s total expenditure for 2019 is budgeted at RMB70 billion to RMB80 billion and the capital expenditure for exploration are expected to account for around 20%. This represents approximately 14% to 30% increase as compared to the actual capital expenditure on exploration as stated in the Company’s 2018 annual report. In estimating the proposed caps for 2020 to 2022, the executive Directors considered, among others, the extent of the increase in exploration activities in 2018 and 2019, and the level of capital expenditure to be committed in the coming three years and rebound of oil prices. In order to adhere to the Group’s development strategies and achieve the Group’s annual production and operation targets, the executive Directors expected that the Group will continue to conduct more exploration work to collect more seismic data and drill more exploration wells in various exploration areas including Bohai, Eastern South China Sea and Western South China Sea in the coming few years. Accordingly, the executive Directors estimated that the value of exploration and support services to be provided by CNOOC and/or its Associate in 2020 to 2022 will continue to increase. We have reviewed a discussion paper provided by the Company regarding the expected exploration activities of the Group for the coming three years from 2020 to 2022. We note that the expected number of independent exploration wells of the Group for drilling in 2021 will increase by approximately 10.7% as compared to the number of independent exploration wells in 2020, and will further increase slightly in 2022. We further note from the discussion paper that the estimated total transaction value in relation to exploration work from 2020 to 2022 shows an increasing trend as more exploration work is expected in the coming three years.

Taking into account the aforesaid factors and the flexibility to cater for potential fluctuations in costs, the executive Directors consider, and we concur, that a reasonable basis has been adopted in estimating the Proposed Caps for the provision of exploration and support services as set out below:

	Financial year ending 31 December
	2020 RMB million	2021 RMB million	2022 RMB million
Proposed Caps for the provision of
exploration and support services	13,892	14,811	15,444
Approximate increase as compared to the
annual cap of previous year (%)		6.6%	4.3%

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(ii)	Provision of oil and gas development and support services

Set out below are the approximate values of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group for the two financial years ended 31 December 2017 and 2018 and the six months ended 30 June 2019:

	Financial year ended 31 December
	2017 RMB million	2018 RMB million	Six months ended 30 June 2019 RMB million
Aggregate value of the provision of oil and
gas development and support services	16,317	24,043	13,191
Approximate increase as compared to the
previous year (%)		47.3%

In 2018, the capital expenditure of the Group on development increased by approximately 29% as compared to 2017. This together with the general increase in the Group’s exploration and development activities and the rebound of oil prices, mainly contributed to the increase in aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group in 2018. For the six months ended 30 June 2019, the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group amounted to approximately RMB13,191 million.

When estimating the Proposed Caps with respect to the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group, the executive Directors have taken into account, among other things, the production schedule and work plan of the Group for the coming three years. As set out in the Company’s 2018 annual report, 17 commercial discoveries were made and 17 successful appraisals of oil and gas structures were achieved. It is further set out in the Company’s 2019 interim report that, in the first half of 2019, 16 new discoveries were made and 35 successful appraisal wells were drilled. For example, in Bohai, one of the core operation areas of the Company, the new discovery Luda 25-1 is expected to be developed into a mid-sized oil-bearing structure. Multiple large-scale constructions progressed steadily, including two deep-water projects of Lingshui 17-2 and Liuhua 16-2 in the South China Sea area. For the six months ended 30 June 2019, the capital expenditure on development amounted to approximately RMB18.1 billion, representing an increase of approximately 46.0% compared to same period in 2018, mainly due to the increase in workload of development wells and the accelerated investment in projects under construction. For the three months ended 30 September 2019, capital expenditure on development increased by approximately 8.4% period-to-period. Considering the above, including the level of exploration activities and the outcome in

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2018 up to third quarter of 2019, as well as the rebound of oil prices, the executive Directors estimated the level of oil and gas development activities will continue to increase in 2020.

We have reviewed a discussion paper provided by the Company regarding the expected development activities of the Group for coming three years from 2020 to 2022 and note that currently there are 5 oilfield and 3 gas field projects under construction. In addition, the Group has around 30 projects currently under appraisal for the development stage and all of these projects are expected to commence production in the coming few years. As advised by the executive Directors, the appraised wells and projects as mentioned above are expected to be of different size. The Group will plan for its schedule of development of oil and gas fields, which will depend on, among other things, number and size of successfully appraised wells, as well as oil prices and production schedule of the Group. The executive Directors have considered the Group’s development schedule for the coming three years from 2020 to 2022 when determining the Proposed Caps for the provision of oil and gas development and support services by CNOOC and/or its Associates, and based the current work plan, it is expected that the aggregate value for the provision of oil and gas development and support services from CNOOC and/or its Associates to the Group amounts to approximately RMB49,083 million, RMB48,857 million and RMB58,536 million respectively in the coming three years. The executive Directors advised us that based on the current work plan, in 2021, there will be a decrease in drilling work in relation to 54 wells in offshore China and overseas, resulting in a decrease in the estimated value with respect to the provision of oil and gas development and support services from CNOOC and/or its Associates. Such decrease is estimated to be partly offset by an estimated increase in construction work with respect to other existing development projects of the Group. As advised by the executive Directors and as noted from the discussion paper, the estimated value relating to the provision of oil and gas development and support services is expected to increase for the year ending 31 December 2022 as more development work and investments on offshore China assets are expected, therefore an increase in related services to be provided by CNOOC and/ or its Associates is expected.

In view of the objective to accelerate the development of new oil and gas projects to ensure the annual production target is achieved, and taking into account the above factors as well as flexibility to cater for potential fluctuations in costs, the executive Directors consider, and we concur, that a reasonable basis has been adopted in estimating the Proposed Caps for the provision of oil and gas development and support services as set out below:

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		Financial year ending 31 December
	2020 RMB million	2021 RMB million	2022 RMB million
Proposed Caps for the provision of oil and
gas development and support services	49,083	48,857	58,536
Approximate (decrease)/increase as compared to the
annual cap previous year (%)		(0.5)%	19.8%

(iii)	Provision of oil and gas production and support services

Set out below are the approximate values of the provision of oil and gas production and support services by CNOOC and/or its Associates to the Group for the two financial years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

		Financial year ended 31 December
	2017 RMB million	2018 RMB million	Six months ended 30 June 2019 RMB million
Aggregate value of the provision of oil and
gas production and support services	8,894	9,284	4,085
Approximate increase as compared to the
previous year (%)		4.4%

In 2018, the aggregate value of provision of oil and gas production and support services has increased as compared to 2017 mainly as a result of an increase in production work in 2018. A number of projects including Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project in Bohai, Weizhou 6-13 oilfield in western South China Sea commenced production during 2018. As set out in the Company’s announcement dated 24 October 2019, three out of six new projects planned for 2019 have commenced production. For the six months ended 30 June 2019, the Company’s total net production of oil and gas amounted to 243 million barrels of oil equivalent (BOE) and the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates amounted to approximately RMB4,085 million. In the first half of 2019, capital expenditure for production was RMB6.4 billion, increased by approximately 45.5% compared to same period last year, primarily due to the increased workload of infill drillings, etc. For the third quarter of 2019, the Company’s total net production increased by approximately 9.7% and capital expenditure on production increased by approximately 20.9% period-to-period.

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When determining the Proposed Caps for the provision of oil and gas production and support services, the executive Directors considered, among other things, the Group’s production schedule of oil and gas fields for the coming three years. We understand from the executive Directors that during 2019, more oil and gas fields are expected to commence or has commenced production including Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project in offshore China (already commenced production), Bozhong 34-9 oilfield, Caofeidian 11-1/11-6 comprehensive adjustment project and Wenchang 13-2 comprehensive adjustment project in offshore China which are undergoing offshore commissioning. For the year ended 31 December 2018, the Company’s net production amounted to 475 million BOE. As set out in the 2019 Business Strategy Announcement, the Company’s targeted net production for 2019 is 480 million to 490 million BOE, and the net production for 2020 and 2021 are estimated to be 505 million to 515 million BOE and 535 million to 545 million BOE respectively. As a result, the executive Directors estimate that the level of production and support services required by the Group in 2020 to 2022 will increase. In view of a number of factors including the number of projects expected to commence production in the coming years based on the Group’s production schedule and the production and support services expected to be required by CUCBM (a company recently acquired by the Group which is principally engaged in the exploitation and sale of Coalbed Methane in the PRC), the executive Directors estimated that the level of production activities will continue to increase in 2020. For the years ending 2021 and 2022, the executive Directors estimate that the aggregate value of the provision of oil and gas production and support services by CNOOC and/ or its Associates will increase by around 10% year-on-year respectively. Taking into account the above including the estimated growth rate in the Group’s production target, as well as the flexibility to cater for potential fluctuations in costs, the executive Directors consider, and we concur, that the basis for estimating the Proposed Caps for the coming three years in respect of the provision of oil and gas production and support services by CNOOC and/or its Associates to be reasonable.

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Taking into account the aforesaid factors, the Proposed Caps for the provision of production and support services are set as follows:

	Financial year ending 31 December
	2020 RMB million	2021 RMB million	2022 RMB million
Proposed Caps for the provision of oil and gas
production and support services	18,815	20,651	22,778
Approximate increase as compared to the
annual cap of previous year (%)		9.8%	10.3%

(iv)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

Set out below are the approximate values of the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates for the two financial years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Financial year ended 31 December
	2017 RMB million	2018 RMB million	Six months ended 30 June 2019 RMB million
Aggregate value of the sales of petroleum
and natural gas products (other than
long-term sales of natural gas and
liquefied natural gas)	109,518	131,730	62,673
Approximate increase as compared to the
previous year (%)		20.3%

We are advised by the executive Directors that nearly all the sales under this category relates to the sales of petroleum. Minimal amount of natural gas products are sold to CNOOC and/or its Associates under this category because natural gas products are mainly sold to CNOOC and/or its Associates under long-term sales contracts as more particularly discussed below.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the Company’s 2018 annual report, the Company’s average realised oil price was approximately US$67.22 per barrel, representing an increase of approximately 27.7% year-on-year and this mainly contributed to the increase in the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates as compared to 2017. For the six months ended 30 June 2019, sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) amounted to approximately RMB62,673 million, and as advised by the executive Directors, the Company’s average realised oil price was approximately US$64.60 per barrel. As set out in the Company’s announcement dated 24 October 2019, for the third quarter of 2019, the Company’s average realised oil price was approximately US$60.89 per barrel.

When determining the Proposed Caps for the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas), the executive Directors made reference to, among other things, the scheduled production capacity of the Group for the coming years. As set out in the 2019 Business Strategy Announcement, the Company’s targeted net production for 2019 is 480 million to 490 million BOE. The Company’s net production for 2020 and 2021 are estimated to be 505 million to 515 million BOE, and 535 million to 545 million BOE, respectively. We are advised by the executive Directors that based on current production schedule, it is estimated that more oilfields will commence production in 2020 as compared to 2019. The executive Directors also discussed with the management of CNOOC and/or its Associates regarding their business development and demand for petroleum products for the coming years, and it is estimated that demand for these products from their oil refinery business will increase moderately year-on-year. The executive Directors estimated the demand (in terms of volume) for petroleum products (mainly heavy crude oil and medium crude oil) domestically from CNOOC and/or its Associates is expected to increase steadily in the coming three years at around 6% to 8% year-on-year. We have discussed with the management of the Company and reviewed a schedule provided by the Company setting out the total estimated quantity for the sales of petroleum products to CNOOC and/or its Associates for the coming three years, after taking into account the Group’s production plan, expected demand for the products from CNOOC and/or its Associates as well as flexibility in view of uncertainties surrounding oil prices and production to cater for possible adjustments in prices and capture more business opportunities, and note that the estimated growth rate in terms of volume is consistent with the basis adopted by the executive Directors as mentioned above.

In determining the Proposed Caps for this category for the coming three years ending 2022, the executive Directors have estimated sales prices for crude oil with reference to forecast on Brent crude oil made by analysts which amounted to approximately US$67.7, US$67.9 and US$67.0 per barrel for year 2020, 2021 and 2022 respectively. We have searched from Bloomberg for forecast on Brent crude oil prices, which is based on the results from a number of analysts. As sourced from Bloomberg as at the date immediately prior to the Latest Practicable Date, the highest and lowest forecast Brent crude oil price

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

forecasted from year 2020 to 2022 amounts to approximately US$80.0 and US$54.0 per barrel respectively, with a mean of approximately US$61.72, US$63.73 and US$63.74 per barrel in year 2020, 2021 and 2022 respectively, where the forecasted prices referenced by the Company is within the range (despite above the mean) of the consensus forecast sourced from Bloomberg as mentioned above. Taking into account factors considered by the executive Directors when estimating the Proposed Caps for this category which include, among others, the extent of the volatility in oil prices as demonstrated in historical Brent crude oil prices as discussed in this letter above, uncertainties in oil prices as a result of market factors such as overall supply in the industry, as well as the fact that future oil prices for coming three years cannot be accurately predicted by the executive Directors and the need to provide flexibility for the Group to capture business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group, we consider the forecasted prices referenced by the Company to be acceptable. In view of the above, the executive Directors estimate that the aggregate value for the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) to CNOOC and/or its Associates will be RMB229,990 million (taken into account, among others, variations in oil price assumptions as compared to those adopted in estimating the existing 2019 annual cap as set out in the 2016 Circular), RMB250,736 million and RMB278,819 million respectively for the three years ending 31 December 2022.

Considering the above, and given the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) contemplated under the Comprehensive Framework Agreement will be conducted after arm’s length negotiations among parties on normal commercial terms or better, the executive Directors consider, and we concur that a reasonable basis has been adopted by the executive Directors in estimating the Proposed Caps for the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) as set out below:

	Financial year ending 31 December
	2020 RMB million	2021 RMB million	2022 RMB million
Proposed Caps for the sales of petroleum
and natural gas products (other than
long-term sales of natural gas and
liquefied natural gas)	229,990	250,736	278,819
Approximate increase as compared to the
annual cap of previous year (%)		9.0%	11.2%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Long-term sales of natural gas and liquefied natural gas

Set out below are the approximate values of the long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates for the two financial years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Financial year ended 31 December
	2017 RMB million	2018 RMB million	Six months ended 30 June 2019 RMB million
Aggregate value of the long-term sales of
natural gas and liquefied natural gas	9,837	15,316	7,267
Approximate increase as compared to the
previous year (%)		55.7%

The aggregate value of the long-term sales of natural gas and liquefied natural gas sold to CNOOC and/or its Associates shown an increase as compared to that of 2017. As advised by the executive Directors and as set out in the Company’s 2018 annual report, the sales volume of the Group’s total natural gas was approximately 469.9 billion cubic feet (bcf), as compared to approximately 421.5 bcf in 2017, representing an increase of around 11.5%. Further, the Group’s realised prices for natural gas was US$6.41 per thousand cubic feet (mcf), representing an increase of around 9.8% as compared to that of 2017. These factors contributed to the increase as mentioned above. For the six months ended 30 June 2019, the Group’s long-term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates amounted to approximately 7,267 million. For the third quarter of 2019, the Company’s average realised gas price was US$5.70 per mcf, primarily driven by the increased proportion of gas production with lower realised gas price.

When estimating the Proposed Caps for the long-term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for the coming three years, the executive Directors have taken into account, among others, the Group’s production schedule of its gas fields and the relevant long-term sales contracts, as well as estimated sales price of natural gas with reference to historical sales prices of natural gas produced from each gas field. As advised by the executive Directors and based on the Group’s production schedule, certain gas fields are expected to commence production in 2020 (such as Liuhua 29-1) or production is expected to increase in 2020 (such as Dongfang 13-2 gas field which commenced production in May 2019). Other gas fields are expected to commence production by the end of the coming three years, such as Bozhong 19-6 gas field, a large gas field with proved in-place volume of condensate of more than 100 million cubic meters and natural gas of more than 100 billion cubic meters as set out in the Company’s 2018 annual report. Other projects which the executive Directors have taken into account when estimating the Proposed

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Caps for this category include Liuhua 29-2 and Lingshui 17-2, where sales is estimated to be made to CNOOC and/or its Associates commencing 2021 with notable increase in 2022. Considering the above as well as the estimated increase in by-products resulting from an increase in production of natural gas, the executive Directors estimate that the sales to CNOOC and/or its Associates for this category will continue to increase in the coming three years. In estimating the annual cap for year 2020, the executive Directors also considered the historical transaction amounts in 2017 and 2018 and their proportion to the respective annual caps for corresponding years as set out in the 2016 Circular.

Further, when estimating the Proposed Caps with respect to long-term sales of natural gas and liquefied natural gas, the executive Directors also discussed with the management of CNOOC and/or its Associates regarding their estimated demand for natural gas and liquefied natural gas products for coming years. We have discussed with the management of the Company and reviewed a schedule provided by the Company setting out, among other things, the estimated sales value of natural gas and liquefied natural gas to be sold for the coming three years taking into account estimations relating to specific gas field projects including those as mentioned above, and the estimated sales to CNOOC and/or its Associates is expected to increase by approximately 36% and 34% in 2021 and 2022 year-on-year. When estimating the sale prices of natural gas, the executive Directors made reference to, among other things, the historical sale prices in 2018 for natural gas produced from each gas field, adjustments mechanism of natural gas prices in relation to a particular gas field pursuant to contract, and the estimated growth rate of the products in the coming three years.

Taking into account the aforesaid factors, as well as the flexibility for the Group to capture more business opportunities, the Proposed Caps for the long-term sales of natural gas and liquefied natural gas are set as follows:

	Financial year ending 31 December
	2020 RMB million	2021 RMB million	2022 RMB million
Proposed Caps for the long-term sales of
natural gas and liquefied natural gas	28,270	38,509	51,642
Approximate increase as compared to the
annual cap of previous year (%)		36.2%	34.1%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.	Conditions of the Non-exempt Continuing Connected Transactions

In compliance with the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to a number of conditions which include, among other things:

(i)	the Proposed Caps for the Non-exempt Continuing Connected Transactions for each of the three financial years ending 31 December 2020, 2021 and 2022 will not be exceeded;

(ii)	the independent non-executive Directors must, in accordance with the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and confirm in the Company’s annual report whether the Non-exempt Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms or better; and

(c)       according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iii)	the auditors of the Company must, in accordance with the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and they must confirm in a letter to the Board (a copy of the letter will be provided to the Stock Exchange at least ten business days prior to the bulk printing of the annual report of the Company) whether anything has come to their attention that causes them to believe that the Non-exempt Continuing Connected Transactions:

(a)	have not been approved by the Board;

(b)	were not, in all material respects, in accordance with the pricing policies of the Group if the transactions involve the provision of goods or services by the Group;

(c)	were not entered into, in all material respects, in accordance with the relevant agreement(s) governing the Non-exempt Continuing Connected Transactions; and

(d)	have exceeded the Proposed Caps;

(iv)	the Company must promptly notify the Stock Exchange and publish an announcement if the independent non-executive Directors and/or the auditors cannot confirm the matters as required;

(v)	the Company must allow, and ensure that CNOOC and/or its Associates allow, the auditors of the Company sufficient access to their records of the Non-exempt Continuing Connected Transactions for the purpose of the auditors’ reporting on the Non-exempt Continuing Connected Transactions. The Board must state in the annual report whether the auditors of the Company have confirmed the matters set out in Rule 14A.56 of the Listing Rules; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(vi)	the Company must comply with the applicable provisions of the Listing Rules governing continuing connected transactions in the event that the total amount of the Non-exempt Continuing Connected Transactions exceeds the relevant Proposed Caps, or that there is any material amendment to the terms of the Comprehensive Framework Agreement.

In light of the conditions imposed on the Non-exempt Continuing Connected Transactions, in particular, (1) the limit of the value of the Non-exempt Continuing Connected Transactions by way of the relevant Proposed Caps; (2) the on-going review by the independent non-executive Directors and auditors of the Company regarding the terms of the Non-exempt Continuing Connected Transactions; and (3) the on-going review by the auditors of the Company confirming the relevant Proposed Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt Continuing Connected Transactions and safeguard the interests of the Independent Shareholders.

7.	Duration of agreements regarding long-term sales of natural gas and liquefied natural gas

(i)	Reasons for the duration of agreements exceeding three years

We have discussed with the executive Directors the rationale for the duration of the agreements regarding the long-term sales of natural gas and liquefied natural gas.

Development of a gas field involves several steps including, among others, construction of gas field platform and long-distance pipelines. Huge capital resources are required to meet such capital expenditure requirement. Accordingly, the Group will, during the development phase of the gas field, identify its target customers and sign long-term supply agreements/sales contracts with them to ensure the return on the investment. At the same time, the Group has to ensure that it will have a sufficient supply of natural gas/liquefied natural gas for the long-term supply/sales so as to avoid the risk of not able to meet the scheduled supply. When determining the duration of the supply agreements/sales contracts for natural gas and liquefied natural gas, it is the Group’s practice to make reference to, among other things, the estimated reserves and production profile of the relevant gas field(s) (i.e. the designated gas field(s) for supply/sales as set out in the supply agreement/sales contract) for stable supply. As set out in the Comprehensive Framework Agreement, the duration of supply agreements/ sales contracts for sales of natural gas will not normally be longer than 20 years while that of liquefied natural gas will be around 25 years.

We have obtained and reviewed a brief summary from the Company in relation to (i)       duration of natural gas/liquefied natural gas supply agreements/sales contracts entered into between the Group and CNOOC and/or its Associates; and (ii) the expected life of the relevant gas fields. The term of the long-term sales of natural gas/ liquefied natural gas agreements/contracts is summarised as follows:

Duration of contracts

20 supply agreements/sales contracts	5 to 25 years

Note: Duration of certain agreements/contracts are determined based on the estimated life (where feasible) of the relevant gas fields

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The expected life of the gas field is determined by the Company based on estimated reserves and production profile of the gas field currently available. As advised by the executive Directors, the term of the supply agreements/sales contracts was determined with reference to the expected life of the designated gas field at the time of signing of the agreements/contracts. The expected life of a gas field may change from time to time as a result of continuous exploration, development and production activities. For instance, the expected life of a gas field may be affected by discovery of new reserves and accidental leakage of the gas field. For the supply agreements/sales contracts with duration longer than the expected life of the relevant designated gas field, the Group will closely monitor the estimated reserves and production profile of the relevant gas fields. If it is anticipated that the Group will not be able to meet the scheduled supply under such supply agreements/sales contracts, the Group will negotiate with the counter parties for supply of natural gas from other nearby gas fields. The availability of natural gas to be supplied to the customers by nearby gas fields would depend on, among other things, (i) availability of gas fields to be connected with pipelines to the customers; (ii) the estimated reserves and production profile of nearby gas fields; and (iii) the amount of scheduled supply of natural gas to be provided from such nearby gas fields to other customers. As at the Latest Practicable Date, the executive Directors do not foresee that the Group will not be able to meet the scheduled supply of natural gas to CNOOC and/or its Associates.

Given the substantial capital investment in the gas fields, the executive Directors consider and we concur that it is in the interests of the Group to secure CNOOC and/or its Associates as an “anchor” customer, matching the estimated gas reserve and production profile of the gas fields (including nearby gas fields) for stable sales of natural gas and liquefied natural gas. Shortening the period of the term of the supply agreements/sales contracts to three years may leave the Group significantly exposed to the risk of a customer demand shortfall. Accordingly, we are of the view that a period of longer than three years is required for the Group to lock-in the return on the gas field investment. Pursuant to the Comprehensive Framework Agreement, if the Company fails to obtain the Independent Shareholders’ approval regarding the annual caps for the long-term sales of natural gas and liquefied natural gas after 31 December 2022, the supply agreements/sales contracts will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

(ii)	Third party agreements

(a)	Arrangement between the Group and independent third parties in respect of long-term sales of natural gas

We have obtained from the Company a brief summary of supply agreements/ sales contracts with independent third parties and noted that the Group entered into a number of supply agreements/sales contracts in respect of long-term sales of natural gas with independent third parties. The term of the long-term sales of natural gas agreements/contracts with independent third parties is summarised as follows:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Duration of contracts

12 supply agreements/sales contracts	Approximately 7.5 to 33.1 years

Note: Duration of certain agreements/contracts are determined based on shortest estimated life (where feasible) of the relevant gas fields

The term of agreements/contracts in relation to long-term sales of natural gas between the Group and independent third parties is in a range of approximately 7.5 years to 33.1 years. The term of agreements/contracts between the Group and CNOOC and/or its Associates in relation to long-term sales of natural gas/ liquefied natural gas in a range of 5 years to 25 years does not exceed this range.

(b) Arrangement of peer companies

As set out in the sub-section headed “Background to and reasons for the Non-exempt Continuing Connected Transactions” of this letter above, the Group is principally engaged in the exploration, development, production and sales of crude oil and natural gas. As at the date immediately prior to the Latest Practicable Date, the market capitalisation of the Company is approximately HK$525 billion. We have identified from Bloomberg for listed companies (the “Peer Companies”) which are also principally engaged in oil and gas production and have a market capitalisation of not less than HK$500 billion as at the date immediately prior to the Latest Practicable Date. We note that the Peer Companies have published news (in the form of media release and press release etc.) on their websites. Based on our search on the internet for the published news of the Peer Companies since 2018 and up to the date immediately prior to the Latest Practicable Date, we have identified agreements/contracts (the “Comparable Agreements”) involving sales of natural gas/liquefied natural gas with details summarised below.

Peer Companies involved	Date of published news	Period of the Comparable Agreement	Details of the Comparable Agreements

Exxon Mobil Corporation (“Exxon Mobil”)	22 April 2019	20 years	Exxon Mobil signed a sales and purchase agreement with Zhejiang Provincial Energy Group for liquefied natural gas supply over a 20-year period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Peer Companies involved	Date of published news	Period of the Comparable Agreement	Details of the Comparable Agreements
Total S.A. (“Total”)	3 April 2019	10 years	Total and Guanghui International Natural Gas Trading Co., Ltd signed a long-term sale and purchase agreement for the supply of liquefied natural gas for a period of 10 years.
	22 October 2018	20 years	Total and CNOOC Gas & Power Trading & Marketing Limited have signed an amendment to their existing sale and purchase agreement for liquefied natural gas supply to increase the contract volume and extend the term of contract to 20 years.
	27 August 2018	5 years	Total has signed an agreement to sell liquefied natural gas to Shell over 5 years.
BP p.l.c. (“BP”) year	17 August 2018	5 years	PNG LNG has signed a 5-sale and purchase deal with BP Singapore to supply liquefied natural gas.
	21 May 2018	20 years	Venture Global LNG signed a deal with BP for the supply of liquefied natural gas for a 20-year term.
	22 January 2018	7 years	BP Singapore signed a deal with Oman LNG to purchase liquefied natural gas for a 7-year term.

Sources: websites of the Peer Companies

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the table above, the duration of the Comparable Agreements of the Peer Companies ranges from 5 years to 20 years. As discussed above, the term of supply agreements/sales contracts with CNOOC and/or its Associates for sales of natural gas will not normally be longer than 20 years while that of liquefied natural gas will be around 25 years pursuant to the Comprehensive Framework Agreement. The term of supply agreements/sales contracts of natural gas/liquefied natural gas by the Group to CNOOC and/or its Associates as set out above, save for one agreement involving supply of liquefied natural gas of 25 years, is within the term of the Comparable Agreements. Taking into account the reasons and benefits as set out above, we consider it to be acceptable. In light of the above, we are of the opinion that it is normal business practice for agreements in the nature of the long-term sales of natural gas and liquefied natural gas entered into between the Group and CNOOC and/or its Associates to have a term of longer than three years.

OPINION

Having taken into account the above principal factors, we consider that (1) the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned; (2) the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group; and (3) the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

In view of the substantial capital investment in the gas fields, we concur with the executive Directors’ view that a longer period is required for the long-term sales of natural gas and liquefied natural gas to safeguard the Group’s return on the gas field investment. Based on our research into other long-term sales of natural gas and liquefied natural gas arrangements summarised above, we consider that it is normal business practice for agreements in the nature of the long-term sales of natural gas and liquefied natural gas entered into between the Group and CNOOC and/or its Associates to have a term of longer than three years.

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps.

Yours faithfully, for and on behalf of SOMERLEY CAPITAL LIMITED Stephanie Chow Director

Ms. Stephanie Chow is a licensed person registered with the Securities and Futures Commission and a responsible officer of Somerley Capital Limited, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. She has over ten years’ experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Stock Exchange were as follows:

Interests in shares

Name of Director	Nature of interest	Ordinary shares	Approximate percentage of total issued shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

All the interests stated above represent long positions. Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

APPENDIX I	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of substantial shareholder of the Company	Ordinary shares held	Approximate percentage of the total issued shares
CNOOC BVI	28,772,727,268	64.44%
OOGC	28,772,727,273	64.44%
CNOOC	28,772,727,273	64.44%

 Note: CNOOC BVI is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, save as disclosed above, the Directors and chief executive of the Company were not aware of any other person having interests or short positions (other than the Directors or chief executive of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.	PROFESSIONAL QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have given their opinions or advices which are contained or referred to in this circular:

Names	Qualifications

Somerley Capital Limited	A corporation licensed to carry out type 1
(dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Jones Lang LaSalle Corporate Appraisal and Advisory Limited	Independent property valuer

APPENDIX I	GENERAL INFORMATION

(a)	As at the Latest Practicable Date, none of Somerley and JLL had any beneficial interest in the share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2018, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)	Somerley and JLL have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their opinions and letters, as the case may be, and the references to their names included herein in the form and context in which they respectively appear.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Group since 31 December 2018, being the date to which the latest published audited financial statements of the Company have been made up.

6.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

7.	INTERESTS OF DIRECTORS

(a)	The Directors were not aware that any Director or his respective Associates had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

(c)	As at the Latest Practicable Date, none of the Directors has, or has had, any direct or indirect interest in any assets which have been, since 31 December 2018, being the date of the latest published audited consolidated accounts of the Company, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

8.	GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

APPENDIX I	GENERAL INFORMATION

(b)	The Company’s Hong Kong share registrar is Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The English text of this circular and the accompanying form of proxy shall prevail over the Chinese text in the case of any inconsistency.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the office of Davis Polk & Wardwell at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, from the date of this circular up to and including 21 November 2019:

(a)	the Comprehensive Framework Agreement entered into between the Company and CNOOC;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 38 of this circular;

(c)	the letter of advice issued by Somerley, the text of which is set out on pages 39 to 66 of this circular;

(d)	the letter issued by JLL confirming certain matters set forth in the Letter from the Board referred to on pages 13, 14 and 26 of this circular; and

(e)	the written consents referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 21 November 2019 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, each of the following resolutions as an Ordinary Resolution:

ORDINARY RESOLUTIONS

1.	“THAT the Non-exempt Continuing Connected Transactions as described in the circular of the Company dated 6 November 2019, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions as set out in the circular of the Company dated 6 November 2019, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 6 November 2019

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road

Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolutions set out in this notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 18 November 2019 (Monday) to 21 November 2019 (Thursday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 November 2019 (Friday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 4 of the circular of the Company dated 6 November 2019.